UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.    Statement of Net Assets Available for Plan Benefits as of December 31, 2006 and December 31, 2005.

2.    Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006, 2005 and 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gillette Company Global
Employee Stock Ownership Plan

Date: March 30, 2007
By:  /s/ VARUN BHATIA   _____________
Varun Bhatia
Secretary, Trustees of The Plan

EXHIBIT INDEX

Exhibit No.

      23a    Consent of Plante & Moran, PLLC
      23b                           Consent of KPMG LLP

The Gillette Company
Global Employee
Stock Ownership Plan

Financial Report

December 31, 2006

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Contents

Report Letters                                                                                         1-2

Statement of Net Assets Available for Plan Benefits                                            3

Statement of Changes in Net Assets Available for Plan Benefits                             4

Notes to Financial Statements                                                                    5-10

Report of Independent Registered Accounting Firm

To the Administrative Committee
The Gillette Company Global Employee
Stock Ownership Plan

We have audited the statement of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the 2006 and 2005 financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Southfield, Michigan
April 10, 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying statement of changes in net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the “Plan”) for the year ended December 31, 2004. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of changes in net assets available for plan benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of changes in net assets available for plan benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of changes in net assets available for plan benefits. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net asset available for plan benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                                        /s/ KPMG LLP

Boston, Massachusetts
March 30, 2005

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Net Assets Available for Plan Benefits

	December 31
	2006	2005
Assets
The Procter & Gamble Company common stock - At	$75,444,635	$88,777,883
fair market value (cost $58,046,879 and $67,524,564
in 2006 and 2005, respectively)

Receivables:
Proceeds on sales of common stock	1,512,259	653,589
Employees' contributions	577,930	1,077,173
Employer's contributions	193,505	255,429

Total receivables	2,283,694	1,986,191

Cash	67,432	56,715

Net Assets Available for Plan Benefits	$77,795,761	$90,820,789

See Notes to Financial Statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2006	2005	2004
Additions to Assets Attributed to
Investment income:
Dividends on common stock	$1,372,932	$1,086,178	$950,581
Realized gain on investments sold	11,992,302	7,578,683	3,876,319
Decrease in unrealized depreciation	-	-	1,261,018
Increase (decrease) in unrealized appreciation	(3,855,563)	12,524,394	8,728,925

Total investment income	9,509,671	21,189,255	14,816,843

Contributions:
Employee	9,559,036	10,614,942	10,415,957
Employer	2,945,939	3,140,143	3,106,925

Total contributions	12,504,975	13,755,085	13,522,882

Total additions	22,014,646	34,944,340	28,339,725

Deductions from Assets Attributed to
Distributions	28,354,760	24,426,898	11,191,021
Forfeitures	-	4,178	3,402
Transfer to the Procter & Gamble International
Stock Ownership Plan (Note 5)	6,684,914	-	-

Total deductions	35,039,674	24,431,076	11,194,423

Net Increase (Decrease) in Net Assets Available
for Plan Benefits	(13,025,028)	10,513,264	17,145,302

Net Assets Available for Plan Benefits -
Beginning of year	90,820,789	80,307,525	63,162,223

Net Assets Available for Plan Benefits -
End of year	$77,795,761	$90,820,789	$80,307,525

See Notes to Financial Statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2006, 2005 and 2004

Note 1       Description of Plan

The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a defined contribution plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble”), (collectively, the “Sponsor”). The following provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan was adopted by the board of directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation. The Plan’s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor. All plan assets are held by the plan fiduciary, RBC Dexia Investor Services Bank S.A. (the “Fiduciary”). Buck Consultants LLC is the recordkeeper for the Plan.

Eligibility - Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions - Eligible employees may contribute 1 percent to 10 percent of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate effective

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

as of the first day of any month. Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 50 percent of the participant’s contributions, up to 1 percent of each participant’s eligible pay.

Investments - All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor’s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day). Sales of the Sponsor’s common stock for distributions generally are made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees. Any dividends on shares of the Sponsor’s common stock are invested in additional shares of the Sponsor’s common stock.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Note 1       Description of Plan (Continued)

Vesting - In general, participants are immediately vested in all shares of the Sponsor’s common stock credited to their respective plan accounts.

Benefit Payments - Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant’s account is credited with at least 100 shares of the Sponsor’s common stock, and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account is made in the form of a lump-sum payment.

All distributions are made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elects to receive the account balance in the form of shares of the Sponsor’s common stock.

While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Effective October 1, 2005, upon a change in control of the plan sponsor, all shares in the GESOP plan became mature and immediately available for sale. Participants can elect cash, share certificate or electronic transfer of shares to Procter & Gamble’s International Stock Ownership Plan for both in-service and termination withdrawals. Only whole shares are processed for in-service withdrawals. Prior to October 1, 2005, shares purchased with

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

 the Sponsor’s contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

Plan Expenses - Brokerage commissions, fees, and other investment transaction costs are paid by participants as part of the purchase and sale of the Sponsor’s common stock.

Costs relating to the administration of the Plan are paid by the Sponsor.

Forfeitures - Forfeitures by plan participants are used to reduce company contributions.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Note 2       Summary of Significant Accounting Policies

Basis of Accounting - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments - Investments in the Sponsor’s common stock are stated at market value, based on the composite closing price of the common stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Sponsor’s common stock are recorded on the trade date (the date the order to buy or sell is executed).

The cost of the investments in the Sponsor’s common stock is determined on a first-in, first-out basis.

Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

Cash - Amounts shown as cash are held by the Fiduciary and will be invested in the Sponsor’s common stock, used to pay future plan expenses, or distributed to participants as benefit payments in the following month.

Contributions Receivable - Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

translated into U.S. dollars using the effective exchange rates as of December 31, 2006 and 2005.

Benefits - Benefits are recorded when paid.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Note 3       Investment in Company Common Stock

Investment in The Procter & Gamble Company common stock held by the Plan at December 31, 2006 and 2005 was as follows:

	2006	2005

Number of shares of common stock	1,173,870	1,533,827

Market value per share	$64.27	$57.88

Cost	$58,046,879	$67,524,564
Market value	75,444,635	88,777,883

Unrealized appreciation (depreciation)	$17,397,756	$21,253,319

Decrease in unrealized depreciation	$-	$-
Increase (decrease) in unrealized appreciation	(3,855,563)	12,524,394

The realized gain on sales of common stock of the Sponsor for the years ended December 31, 2006, 2005, and 2004 was determined as follows:

	2006	2005	2004

Proceeds on sales of shares	$35,885,462	$24,792,607	$11,245,202
Forfeitures	-	4,178	3,402

Total	35,885,462	24,796,785	11,248,604

Cost	23,893,160	17,218,102	7,372,285

Realized gain	$11,992,302	$7,578,683	$3,876,319

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Note 4       Plan Participants

As of December 31, 2006, the Plan had 5,413 participants employed at the Sponsor’s subsidiaries located in Argentina, Austria, Belgium, Brazil, Chile, Colombia, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, Finland, France, Germany, Hungary, India, Ireland, Japan, Korea, Netherlands, Norway, Poland, Russia, South Africa, Spain, Sweden, Switzerland, United Kingdom and Venezuela.

Note 5       Plan Amendment

In 2006, Sponsor subsidiaries in countries that harmonized business systems with the Procter & Gamble systems, extended to employees, who continued with Procter & Gamble, the choice of transferring to Procter & Gamble’s International Stock Ownership Plan (ISOP) or to receive a total distribution in the form of cash or shares from their GESOP account. Once the employee’s choice was finalized and the transfer or distribution was processed, the employee’s GESOP account was closed. As each country adopted the Procter & Gamble’s benefit plans that include the ISOP, their participation in the GESOP terminated. For Gillette employees who will not continue employment with Procter & Gamble, the employee must receive a total distribution from the GESOP - either in cash or shares. If employee does not make an election,  the employee will receive cash.  The harmonization will continue in 2007.  In connection with the continued harmonization, approximately $1,700,000 was transferred from the Plan to the ISOP in February 2007.

Note 6       Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Sponsor believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

purposes, the participating employees should be treated as the owners of the shares of the Sponsor’s common stock held for their account under the Plan.

The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor’s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Note 7       Merger

During 2005, The Procter & Gamble Company (P&G), an Ohio corporation, Aquarium Acquisition Corp., a wholly owned subsidiary of P&G and a Delaware corporation (Merger Sub), and the Sponsor, a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Sponsor (the “Merger”), continuing as the surviving corporation. The Merger was completed in 2005.

As of the close of the Merger, plan participants’ shares of Gillette common stock were converted into P&G common stock using the same ratio (0.975 share of P&G for each Gillette share) that was applied to all other Gillette stockholders. Following the completion of the Merger, all shares held in the Plan became available for sale or withdrawal, and the twice per year restriction was waived.